Mail Stop 3561

March 23, 2007

Lee D. Dodson, Chief Executive Officer
Radale Imports, Inc.
P.O. Box 1990
Rancho Santa Fe, CA 92067

> **Re:** **Radale Imports Inc.**
> **Form 10-KSB/A1 for Fiscal Year Ended March 31, 2006**
> **Filed September 1, 2006**
> **File No. 0-49708**

Dear Mr. Dodson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A1 for Fiscal Year Ended March 31, 2006

Item 8A. Controls and Procedures, page 30

1. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures provide reasonable assurances that the information the Company is required to disclose in the reports…" However, you have not disclosed whether the disclosure controls and procedures are designed to provide reasonable assurance and whether the disclosure controls and procedures are effective at the reasonable assurance level. If this is true, please confirm supplementally and submit the revised compliant narrative you will disclose in all future Exchange Act filings.

2. We note your disclosure that "the information the Company is required to disclose in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period required by the Commission's rules and forms." However, you have not disclosed whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See definition in Rule 13a-15(e) of the Exchange Act. If this is true, please confirm supplementally and submit the revised compliant narrative that you will disclose in all future Exchange Act filings.

General

3. We reiterate our request for you to provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please comply with this request.

As appropriate, please amend your filing and respond to these comments no later than April 6, 2007 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raquel Howard at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc: Thomas J. Kenan, Esq.
Fuller, Tubb, Pomeroy & Stokes
Fax: (405) 232-8384